UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               The Brink's Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    109696104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 2 OF 7 PAGES
-------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,139,330
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,139,330
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,139,330
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 3 OF 7 PAGES
-------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,139,330
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,139,330
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,139,330
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 4 OF 7 PAGES
-------------------                                           -----------------

The Schedule 13D filed on February 17, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of The Brink's Company (the "Issuer"), as amended by Amendment No. 1 on August 9, 2006, Amendment No. 2 on November 21, 2006, Amendment No. 3 on December 18, 2006, and Amendment No. 4 on January 4, 2007, is hereby amended by this Amendment No. 5 to the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $179,735,900 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 8, 2007, Pirate Capital entered into a letter agreement with the Issuer (the "Agreement"), pursuant to which, among other things, (i) Thomas R. Hudson Jr., Manager of Pirate Capital, will be appointed to the Issuer's Board of Directors (the "Board") at its next regularly scheduled Board meeting in February 2007; (ii) the Board will nominate and recommend the election of Mr. Hudson for a three-year term as a director at the Issuer's 2007 Annual Meeting of Shareholders (the "Annual Meeting"); and (iii) Pirate Capital will withdraw its proxy contest and shareholder proposal for the Annual Meeting. Pirate Capital does hereby withdraw such shareholder proposal. A copy of the Agreement is attached hereto as Exhibit H and incorporated herein by reference.

On January 8, 2007, Pirate Capital and the Issuer issued a joint press release (the "Press Release") with respect to the foregoing. A copy of the Press Release is attached hereto as Exhibit I and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 4,139,330 Shares, constituting approximately 8.5% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 48,505,239 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 362,382 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,776,948 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,139,330 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D, each of which was effected on the open market.

Jolly Roger Fund LP

            Trade Date        Shares Purchased (Sold)      Price per Share ($)
            ----------        -----------------------      -------------------
            01/10/2007        (50,000)                     64.15


Jolly Roger Offshore Fund LTD

            Trade Date        Shares Purchased (Sold)      Price per Share ($)
            ----------        -----------------------      -------------------
            01/10/2007        (150,000)                    64.15

Jolly Roger Activist Portfolio Company LTD

            Trade Date        Shares Purchased (Sold)      Price per Share ($)
            ----------        -----------------------      -------------------
            01/10/2007        200,000                      64.15
            01/18/2007        8,000                        62.10
            01/23/2007        3,000                        61.50
            01/25/2007        10,000                       61.25


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

On January 8, 2007, Pirate Capital entered into the Agreement with the Issuer. A copy of the Agreement is attached hereto as Exhibit H and incorporated herein by reference.

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 5 OF 7 PAGES
-------------------                                           -----------------

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007 (previously filed)

Exhibit G - Nomination letter, dated January 4, 2007 (previously filed)

Exhibit H - Agreement with Issuer, dated February 8, 2007

Exhibit I - Joint Press Release, dated February 8, 2007

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 6 OF 7 PAGES
-------------------                                           -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007


                                                   PIRATE CAPITAL LLC


                                                   By: /s/ Thomas R. Hudson Jr.
                                                       ------------------------
                                                   Name: Thomas R. Hudson Jr.
                                                   Title: Manager

                                                   /s/ Thomas R. Hudson Jr.
                                                   ----------------------------
                                                   Thomas R. Hudson Jr.

-------------------                                           -----------------
CUSIP NO. 109696104              SCHEDULE 13D                 PAGE 7 OF 7 PAGES
-------------------                                           -----------------


                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007 (previously filed)

Exhibit G - Nomination letter, dated January 4, 2007 (previously filed)

Exhibit H - Agreement with Issuer, dated February 8, 2007

Exhibit I - Joint Press Release, dated February 8, 2007

                                    EXHIBIT H


                               The Brink's Company
                               1801 Bayberry Court
                                 P.O. Box 18100
                            Richmond, Virginia 23226

                                                                February 8, 2007

Pirate Capital LLC, on behalf of itself and its affiliates, 200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut 06854

                                Letter Agreement

      Pirate Capital LLC, on behalf of itself and its affiliates ("Pirate Capital"), has previously publicly proposed, among other things, that (a) shareholders of The Brink's Company ("Brink's") vote to recommend that Brink's retain an investment bank to examine its strategic alternatives (the "Strategic Alternative Proposal") and (b) two Pirate Capital nominees be elected to the Board of Directors of Brink's (the "Board") at Brink's' 2007 annual meeting of the shareholders (the "2007 Shareholders Meeting") (the "Board Representation Proposal" and, together with the Strategic Alternative Proposal, the "Pirate Capital Proposals").

      In accordance with our recent discussions, this letter agreement sets forth certain understandings among the parties in connection with the Pirate Capital Proposals and related matters.

      In connection with the foregoing, the parties agree as follows:

      1.    Pirate Capital agrees that:

      (a) within one business day of the date of this letter agreement, it will publicly withdraw the Pirate Capital Proposals; and

      (b) until the earlier of June 1, 2008 and the close of Brink's 2008 annual meeting of shareholders, neither it nor any of its affiliates will (i) except as contemplated by item 2 below, seek election of, or seek to place, any person (other than a person approved by the Board) on the Board or seek the removal of any member of the Board, (ii) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposals with respect to Brink's, (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined under the Exchange Act) or solicit any consent or communicate with, or seek to advise or influence, any person with respect to the voting of any voting securities in connection with the election of any person to, or removal of any member of, the Board or any shareholder proposal, (iv) request that Brink's amend, waive or otherwise modify this paragraph (including this clause) or disclose a plan or intention inconsistent with the foregoing or (v) advise, assist, induce or encourage, or enter into any discussions, negotiations, agreements (including voting agreements) or arrangements with, any other person with respect to, or to do, any of the foregoing; provided that nothing in this paragraph shall prohibit communications among Pirate Capital and its affiliates. Pirate Capital agrees that it will be responsible for any breach of this provision by any of its affiliates.

      2.    Brink's agrees that:

      (a) at the next regularly scheduled Board meeting in February 2007, the Board will appoint Thomas R. Hudson Jr. ("Mr. Hudson") as a director of Brink's;

      (b) as part of the Board's proposals for the 2007 Shareholders Meeting, it will nominate and recommend Mr. Hudson as a director of Brink's for a three-year term expiring in 2010;

      (c) it will appoint Mr. Hudson as a member of the Strategy Committee, the Pension and Finance Committee and the Executive Committee; and

      (d) it will reimburse to Pirate Capital an amount equal to Pirate Capital's actual out-of-pocket expenses incurred (a) prior to the date of this letter agreement in connection with the Pirate Capital Proposals, the preparation and negotiation of this letter agreement and the preparation and filing of amendment number 5 to Mr. Hudson's and Pirate Capital's joint Schedule 13D reporting the entry into this letter agreement and the related filing under Rule 14a-12 (the "SEC Filings") and (b) after the date of this letter agreement in connection with the preparation and filing of the SEC Filings.

      3. For purposes of this letter agreement, the following terms have the meanings specified below:

            "affiliate" has the meaning given to such term in Rule 12b-2 under the Exchange Act; provided that any fund or other investment vehicle that is managed, controlled or sponsored by any person shall be deemed an affiliate of such person.

            "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

            "person" means any natural person, corporation, limited liability company, partnership, trust, joint venture, association, company or other entity.

            "voting securities" means any securities of Brink's entitled to vote generally in the election of directors of Brink's or any direct or indirect rights to acquire any such securities or any securities convertible or exchangeable for such securities.

      4. Each party hereto represents that this letter agreement has been duly authorized and approved by all necessary actions.

      5. This letter agreement shall not be assignable by either party hereto without the prior written consent of the other party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter agreement may not be amended or waived except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

            If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to Brink's an executed counterpart hereof.


                                   Very truly yours,


                                   THE BRINK'S COMPANY,


                                   by

                                   /s/ Michael T. Dan
                                   --------------------------------------------
                                   Name: Michael T. Dan
                                   Title: President and Chief Executive Officer

Accepted and agreed as of the date first above written:

PIRATE CAPITAL LLC, on behalf of itself and its affiliates,

by

/s/ Thomas R. Hudson Jr.
--------------------------
Name: Thomas R. Hudson Jr.
Title: Manager

                                    EXHIBIT I


                  The Brink's Company
                  1801 Bayberry Court
                  P.O. Box 18100
                  Richmond, VA 23226-8100 USA
                  Tel. 804.289.9600
                  Fax 804.289.9758


Contact:          FOR IMMEDIATE RELEASE
Investor Relations
804.289.9709

THE BRINK'S COMPANY AND PIRATE CAPITAL LLC REACH AGREEMENT

Thomas R. Hudson Jr. to Join Board of Directors; Pirate Capital to Withdraw Proposal

RICHMOND, Va., February 8, 2007 -- The Brink's Company (NYSE:BCO), a global provider of security and risk management services, and Pirate Capital LLC announced today that they have reached an agreement. As part of the agreement, Thomas R. Hudson Jr., managing member of Pirate Capital, will join the Brink's board of directors at its upcoming February meeting. Hudson will serve on the board's strategy, pension and finance and executive committees. Pirate Capital owns approximately 8.5% of the outstanding common stock of Brink's.

Michael T. Dan, chairman, president and chief executive officer of The Brink's Company, said: "We welcome Mr. Hudson to the board and look forward to his contribution to the continued creation of additional value for all of our shareholders."

The Brink's Company and Pirate Capital have agreed that the Brink's board will nominate and recommend the election of Hudson in May 2007 for a three-year term as director. Under the agreement, Pirate Capital will withdraw its proxy contest and shareholder proposal for this year's annual meeting. Pirate Capital has also agreed that, through the close of the Brink's 2008 annual shareholders meeting, it will not seek the election of any person to the board or submit any shareholder proposal or otherwise conduct a proxy solicitation or other campaign concerning the election or removal of directors or shareholder proposals.

Thomas R. Hudson Jr., said: "I am very pleased with the Board's decision to extend a directorship and avoid a proxy contest. I look forward to joining the Board and contributing to the further creation of value for all shareholders."

Since 2002, Hudson has been the managing member of Pirate Capital LLC, an investment manager with assets in excess of $1.0 billion under management. From 1999 to 2001, he served as a managing director at Amroc Investments, LLC, where he directed all distressed research and managed the bank loan trading desk. Prior to that, from 1997 to 1999, Mr. Hudson served as a vice president and portfolio manager at Goldman, Sachs & Co., where he was responsible for investing and trading a $500 million portfolio of distressed domestic and international private assets. Hudson currently serves as a director of Cornell Companies, Inc., PW Eagle, Inc., The Allied Defense Group, Inc. and PEP Boys - Manny, Moe & Jack.

About The Brink's Company

The Brink's Company (NYSE:BCO) is a global leader in security and risk management services and operates two businesses: Brink's, Incorporated and Brink's Home Security. Brink's, Incorporated is the world's premier provider of secure transportation and cash management services and Brink's Home Security is one of the largest and most successful residential alarm companies in North America. For more information, please visit The Brink's Company website at http://www.brinkscompany.com/ or call toll free 877-275-7488.

About Pirate Capital

Pirate Capital serves as the investment advisor to four event-driven hedge funds: Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD. Assets under management by Pirate are in excess of $1.0 billion. Pirate Capital is registered with the Securities and Exchange Commission (SEC) as an investment advisor under the Investment Advisers Act of 1940.


Important Information

In connection with its 2007 annual meeting of shareholders, The Brink's Company plans to file with the SEC and mail to its shareholders eligible to vote at the 2007 annual meeting of shareholders a definitive proxy statement. THE COMPANY ADVISES ITS SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the definitive proxy statement and other documents that the company files with the SEC at the SEC's website at http://www.sec.gov. The definitive proxy statement and these other documents may also be obtained free of charge from The Brink's Company upon request by contacting the Corporate Secretary at 1801 Bayberry Court, P. O. Box 18100, Richmond, Virginia 23226-8100. This communication is not a solicitation of a proxy from any security holder of The Brink's Company.


Certain Information Regarding Participants

The Brink's Company, its directors and named executive officers may be deemed to be participants in the solicitation of proxies from the company's security holders in connection with its 2007 annual meeting of shareholders. Security holders may obtain information regarding the names, affiliations and interests of such individuals in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its definitive proxy statement dated March 25, 2006, each of which has been filed with the SEC. Additional information regarding such individuals will be included in the definitive proxy statement for the 2007 annual meeting of shareholders. To the extent holdings of the company's securities have changed from the amounts included in the definitive proxy statement dated March 25, 2006, such changes have been reflected on Forms 4 and 5 filed with the SEC and will be reflected in the definitive proxy statement for the 2007 annual meeting of shareholders.